FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                For June 13, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F X                         Form 40-F
                         ---                                 ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                                 No X
                   ---                                ---

                               INDEX TO EXHIBITS

Item
----
  1.   AerCo Limited Monthly Report to Noteholders for June 2002.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: June 13, 2002


                                          AERCO LIMITED


                                          By: /s/ Patrick J. Dalton
                                             -----------------------------------
                                             Name:  Patrick J. Dalton
                                             Title: Attorney-in-Fact

                                                                         Item 1


                                                     AERCO LIMITED
                                                 Report to Noteholders
                                   All amounts in US dollars unless otherwise stated


Month                                               June-02
Payment Date                                        15th of each month
Convention                                          Modified Following Business Day
Current Payment Date                                17-Jun-02
Current Calculation Date                            11-Jun-02
Previous Payment Date                               15-May-02
Previous Calculation Date                           9-May-02
-----------------------------------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Prior          Deposits       Withdrawals        Balance on
                                                                  Balance                                       Calculation Date
                                                                 9-May-02                                          11-Jun-02
-----------------------------------------------------------------------------------------------------------------------------------
Expense Account                                                  572,519.18    7,094,010.19    (6,210,027.36)      1,456,502.01
Collection Account                                            95,716,587.75   17,980,925.94   (12,442,935.75)    101,254,577.94
Aircraft Purchase Account                                                 -               -                -                  -

 - Liquidity Reserve cash balance                             83,273,652.00               -                -      82,055,402.00
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                         96,289,106.93   29,639,313.78   (36,321,329.35)    102,711,079.95
-----------------------------------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity
-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                 -
Interest Income                                                                                                              -
Aircraft Purchase Payments                                                                                                   -
Economic Swap Payments                                                                                                       -
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                          -
-----------------------------------------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity
-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                        572,519.18
Transfer from Collection Account on previous Payment Date                                                         7,091,921.64
Permitted Aircraft Accrual                                                                                                   -
Interim Transfer from Collection Account                                                                                     -
Interest Income                                                                                                       2,088.55
Balance on current Calculation Date
 - Payments on previous payment date                                                                             (4,160,748.53)
 - Interim payments                                                                                              (2,049,278.83)
 - Other
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                               1,456,502.01
-----------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity
-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                     95,716,587.75
Collections during period                                                                                        17,980,925.94
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                       (3,427,480.82)
 - Permitted Aircraft Modifications                                                                                          -
Interim Transfer to Expense Account                                                                                          -
Net Swap payments on previous Payment Date                                                                       (3,664,440.82)
Aggregate Note Payments on previous Payment Date                                                                 (5,351,014.11)
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                             101,254,577.94
-----------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                 30,000,000.00
Second Collection Account Reserve                                                                                35,000,000.00
Cash Held
 - Security Deposits                                                                                             17,055,402.00
                                                                                                            -------------------
 Liquidity Reserve Amount                                                                                        82,055,402.00
                                                                                                            -------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                                  AERCO LIMITED
                                              Report to Noteholders
                                All amounts in US dollars unless otherwise stated


Current Payment Date                        17-Jun-02
Current Calculation Date                    11-Jun-02
Previous Payment Date                       15-May-02
Previous Calculation Date                   9-May-02
----------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                   102,711,079.95
Liquidity Reserve Amount                                                                    (82,055,402.00)
                                                                                --------------------------
Available Collections                                                                        20,655,677.95
                                                                                ==========================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                    6,000,000.00
(II) a)      Class A Interest but excluding Step-up                                           1,785,749.11
     b)      Swap Payments other than subordinated swap payments                              3,995,454.47
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)               30,000,000.00
(iv)         Class A Minimum principal payment                                                           -
(v)          Class B Interest                                                                   331,480.91
(vi)         Class B Minimum principal payment                                                  100,273.98
(vii)        Class C Interest                                                                   516,070.89
(viii)       Class C Minimum principal payment                                                           -
(ix)         Class D Interest                                                                   708,333.33
(x)          Class D Minimum principal payment                                                           -
(xi)         Second collection account top-up                                                52,055,402.00
(xii)        Class A Scheduled principal                                                                 -
(xiii)       Class B Scheduled principal                                                        543,549.58
(xiv)        Class C Scheduled principal                                                        393,975.03
(xv)         Class D Scheduled principal                                                                 -
(xvi)        Permitted accruals for Modifications                                                        -
(xvii)       Step-up interest                                                                            -
(xviii)      Class A Supplemental principal                                                   6,280,790.65
(xix)        Class E Primary Interest                                                                    -
(xx)         Class B Supplemental principal                                                              -
(xxi)        Class A Outstanding Principal                                                               -
(xxii)       Class B Outstanding Principal                                                               -
(xxiii)      Class C Outstanding Principal                                                               -
(xxiv)       Class D Outstanding Principal                                                               -
(xxv)        Subordinated Swap payments                                                                  -
                                                                                --------------------------
             Total Payments with respect to Payment Date                                    102,711,079.95
             less collection Account Top Ups (iii) (b) and (xi) (b) above                    82,055,402.00
                                                                                --------------------------
                                                                                             20,655,677.95
                                                                                ==========================
----------------------------------------------------------------------------------------------------------

                                                  AERCO LIMITED
                                              Report to Noteholders
                                All amounts in US dollars unless otherwise stated


Current Payment Date                                                17-Jun-02
Current Calculation Date                                            11-Jun-02
Previous Payment Date                                               15-May-02
Previous Calculation Date                                           9-May-02
-----------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass
-----------------------------------------------------------------------------------------------------------
                                              Subclass         Subclass          Subclass        Total
Floating Rate Notes                              A-2               A-3             A-4          Class A
-----------------------------------------------------------------------------------------------------------
Applicable LIBOR                                1.84000%         1.84000%         1.84000%
Applicable Margin                                0.3200%          0.4600%          0.5200%
Applicable Interest Rate                        2.16000%         2.30000%         2.36000%
Day Count                                        Act/360          Act/360          Act/360
Actual Number of Days                                 33               33               33
Interest Amount Payable                       267,274.58     1,191,208.33       327,266.20
Step-up Interest Amount Payable                       NA               NA            NA
-----------------------------------------------------------------------------------------------------------
Total Interest Paid                           267,274.58     1,191,208.33       327,266.20     1,785,749.11
-----------------------------------------------------------------------------------------------------------

Expected Final Payment Date                    15-Dec-05        15-Jun-02        15-May-11
Excess Amortisation Date                       17-Aug-98        15-Feb-06        15-Aug-00
-----------------------------------------------------------------------------------------------------------
Original Balance                          290,000,000.00   565,000,000.00   235,000,000.00
Opening Outstanding Principal Balance     134,987,161.48   565,000,000.00   151,278,674.04   851,265,835.52
-----------------------------------------------------------------------------------------------------------
Extended Pool Factors                             60.72%          100.00%           86.33%
Pool Factors                                      49.49%          100.00%           75.23%
-----------------------------------------------------------------------------------------------------------
Minimum Principal Payment                              -                -                -                -
Scheduled Principal Payment                            -                -                -                -
Supplemental Principal Payment              2,961,674.07                -     3,319,116.58     6,280,790.65
-----------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount         2,961,674.07                -     3,319,116.58     6,280,790.65
-----------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                           -
- amount allocable to premium
-----------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance     132,025,487.41   565,000,000.00   147,959,557.46   844,985,044.87
-----------------------------------------------------------------------------------------------------------


(Table -- to be continued)

(Table -- continued)

-------------------------------------------------------------------------------------  ---------------------------------------------

5. Payments on the Notes by Subclass
-------------------------------------------------------------------------------------  ---------------------------------------------
                                             Subclass      Subclass         Total           Subclass      Subclass        Total
Floating Rate Notes                            B-1           B-2           Class B            C-1           C-2           Class C
-------------------------------------------------------------------------------------  ---------------------------------------------
Applicable LIBOR                             1.84000%       1.84000%                        1.84000%       1.84000%
Applicable Margin                             0.6000%        1.0500%                         1.3500%        2.0500%
Applicable Interest Rate                     2.44000%       2.89000%                        3.19000%       3.89000%
Day Count                                     Act/360        Act/360                         Act/360        Act/360
Actual Number of Days                              33             33                              33             33
Interest Amount Payable                    146,254.42     185,226.48                      237,840.24     278,230.65
Step-up Interest Amount Payable                    NA             NA                              NA             NA
-------------------------------------------------------------------------------------  ---------------------------------------------
Total Interest Paid                        146,254.42     185,226.48      331,480.91      237,840.24     278,230.65      516,070.89
-------------------------------------------------------------------------------------  ---------------------------------------------

Expected Final Payment Date                 15-Jul-13      15-Jun-08                       15-Jul-13      15-Jun-08
Excess Amortisation Date                    17-Aug-98      15-Aug-00                       17-Aug-98      15-Aug-00
-------------------------------------------------------------------------------------  ---------------------------------------------
Original Balance                        85,000,000.00  80,000,000.00                   85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance   65,389,459.19  69,918,773.51  135,308,232.70   81,336,074.56  78,026,824.59  159,362,899.15
-------------------------------------------------------------------------------------  ---------------------------------------------
Extended Pool Factors                          85.90%         99.56%                          99.10%         99.30%
Pool Factors                                   79.51%         98.25%                          95.38%         97.22%
-------------------------------------------------------------------------------------  ---------------------------------------------
Minimum Principal Payment                   48,458.70      51,815.28      100,273.98               -              -               -
Scheduled Principal Payment                262,677.39     280,872.19      543,549.58      201,683.17     192,291.86      393,975.03
Supplemental Principal Payment                      -              -               -               -              -               -
-------------------------------------------------------------------------------------  ---------------------------------------------
Total Principal Distribution Amount        311,136.09     332,687.47      643,823.56      201,683.17     192,291.86      393,975.03
-------------------------------------------------------------------------------------  ---------------------------------------------
Redemption Amount                                                                                  -              -
- amount allocable to principal                                                                    -              -
- amount allocable to premium                                                                      -              -
-------------------------------------------------------------------------------------  ---------------------------------------------
Closing Outstanding Principal Balance   65,078,323.10  69,586,086.04  134,664,409.14   81,134,391.39  77,834,532.73  158,968,924.12
-------------------------------------------------------------------------------------  ---------------------------------------------

--------------------------------------------------------------------------------
Fixed Rate Notes                              D-2
--------------------------------------------------------------------------------
Applicable Interest Rate                     8.50000%
Day count                                    30 / 360
Number of Days                                     30
Interest Amount Payable                    708,333.33
--------------------------------------------------------------------------------
Total Interest Paid                        708,333.33
--------------------------------------------------------------------------------
Expected Final Payment Date                 15-Mar-14
Excess Amortisation Date                    15-Jul-10
--------------------------------------------------------------------------------
Original Balance                       100,000,000.00
Opening Outstanding Principal Balance  100,000,000.00
--------------------------------------------------------------------------------
Extended Pool Factors                         100.00%
Expected Pool Factors                         100.00%
--------------------------------------------------------------------------------
Extended Amount                                    -
Expected Pool Factor Amount                        -
Surplus Amortisation
--------------------------------------------------------------------------------
Total Principal Distribution Amount                -
--------------------------------------------------------------------------------
Redemption Amount                                  -
- amount allocable to principal                    -
                                      --------------
- amount allocable to premium                      -
--------------------------------------------------------------------------------
Closing Outstanding Principal Balance 100,000,000.00
--------------------------------------------------------------------------------

                                                  AERCO LIMITED
                                              Report to Noteholders
                                All amounts in US dollars unless otherwise stated


Current Payment Date                                                             17-Jun-02
Current Calculation Date                                                         11-Jun-02
Previous Payment Date                                                            15-May-02
Previous Calculation Date                                                         9-May-02
------------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                                                 15-May-02
End of Interest Accrual Period                                                   17-Jun-02
Reference Date                                                                   14-Jun-02

------------------------------------------------------------------------------------------------------------------------------------
                                  A-2       A-3        A-4        B-1        B-2         C-1        C-2
------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR               1.84000%   1.84000%   1.84000%   1.84000%   1.84000%   1.84000%   1.84000%
Applicable Margin               0.3200%    0.4600%    0.5200%    0.6000%    1.0500%    1.3500%    2.0500%
Applicable Interest Rate        2.1600%    2.3000%    2.3600%    2.4400%    2.8900%    3.1900%    3.8900%
------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------
Fixed Rate Notes                 D-1
----------------------------------------------
Actual Pool Factor             100.00%
----------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes
------------------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                    A-2           A-3          A-4        B-1          B-2         C-1         C-2
------------------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance   134,987.16   565,000.00   151,278.67   65,389.46   69,918.77   81,336.07   78,026.82
Total Principal Payments                  2,961.67            -     3,319.12      311.14      332.69      201.68      192.29
Closing Outstanding Principal Balance   132,025.49   565,000.00   147,959.56   65,078.32   69,586.09   81,134.39   77,834.53

Total Interest                              267.27     1,191.21       327.27      146.25      185.23      237.84      278.23
Total Premium                              0.0000%      0.0000%      0.0000%     0.0000%     0.0000%     0.0000%     0.0000%
------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------
(b) Fixed Rate Notes                       D-2
---------------------------------------------------

Opening Outstanding Principal Balance   100,000.00
Total Principal Payments                         -
Closing Outstanding Principal Balance   100,000.00

Total Interest                              708.33
Total Premium                                    -
---------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------